FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2008 (No. 4)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On July 18, 2008, the registrant announced Tower Receives Nasdaq Notification Related to Minimum Bid Price. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Receives Nasdaq Notification Related to Minimum Bid Price

MIGDAL HAEMEK, Israel – July 18, 2008 – Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), a pure-play independent specialty foundry, announced today that it received a Nasdaq Staff Deficiency Letter on July 15, 2008 indicating that the Company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5). Nasdaq provided Tower with a 180 calendar days period, or until January 12, 2009, to regain compliance with the minimum bid price requirement of $1.00 per share. During the coming 180 days period, the Company’s ordinary shares will continue to be listed and traded on the Nasdaq Global Market under the symbol TSEM, as well as will continue to be listed and traded on the Tel Aviv Stock Exchange under the same symbol. Further, if the Company’s ordinary shares close at $1.00 per share or more for 10 consecutive business days during that 180 day period, the Nasdaq will provide a written notification that the Company has achieved compliance with the minimum bid price requirement and the Company’s ordinary shares will continue to be listed and traded on the Nasdaq Global Market.

If the Company’s ordinary shares do not close at $1.00 per share or more for 10 consecutive business days during that 180 day period, the Company’s ordinary shares may be transferred to be listed and traded at the Nasdaq Capital Market rather than on the Nasdaq Global Market. Nasdaq rules also permit the Company to appeal any delisting determination. If accepted for listing on the Nasdaq Capital Market, the Company would have an additional 180 calendar days period to comply with the minimum bid price requirement, or until July 10, 2009.  If the Company’s ordinary shares are transferred to be listed and traded on the Nasdaq Capital Market, no change will occur in terms of the continued trading of Tower’s ordinary shares and its continued quotation by Nasdaq, or anticipated to occur from the perspective of the financial markets, at least to the extent that from their point of view the trading is transparent whether in The Nasdaq Capital Market or The Nasdaq Global Market. For avoidance of doubt, this Nasdaq letter does not affect Tower’s listing on the Tel-Aviv Stock Exchange, where Tower’s ordinary shares will continue to be listed and traded under the symbol TSEM with no change.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower’s customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

Safe Harbor Regarding Forward Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Press Contact:

   Tower Semiconductor
     Limor Asif, + 972-4-650 6936
     Limoras@towersemi.com